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                                [GECC Letterhead]




VIA FACSIMILE TO (202) 942-9525                                   March 21, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:  Gregory Dundas, Division of Corporation Finance

     Re:  General Electric Capital Corporation
          Registration Statement on Form S-3
          (SEC File No. 333-118974)
          ------------------------------------

     Dear Mr. Dundas:

     General Electric Capital Corporation (the "Company") hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-118974) to 2:00 p.m. Eastern time, on Thursday, March 24, or as soon thereafter as practicable.

     The Company hereby acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

     Please call Tobias Knapp of Jenner & Block LLP, special counsel to the Company, at (202) 639-6045 as soon as the Registration Statement has been declared effective.

                                        Very truly yours,

                                        GENERAL ELECTRIC CAPITAL CORPORATION

                                        By: /s/ David P. Russell
                                           -------------------------------------
                                        Name:  David P. Russell
                                        Its:  Senior Counsel, Corporate Treasury